FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 24, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 61st Ordinary General Meeting of Shareholders

Securities Code 6971

Notice of Resolution for

the 61st Ordinary General Meeting of Shareholders

June 24, 2015

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the Resolution for the 61st Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 24, 2015

To our shareholders

Notice of Resolution for the 61st Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 61st Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on the date hereof.

Matters Reported

1.

Contents of the business report, consolidated financial statements and audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 61st fiscal year (April 1, 2014 to March 31, 2015)

2.	Contents of non-consolidated financial statements for the 61st fiscal year (April 1, 2014 to March 31, 2015)

The contents of 1 and 2 above were reported.

Matter Resolved

Proposal 1     Appropriation of Surplus

It was resolved, as proposed by the Company, that the amount of the year-end cash dividend to shareholders shall be 60 yen per share.

Proposal 2     Election of Eleven (11) Directors

Messrs. Tetsuo Kuba, Tatsumi Maeda, Goro Yamaguchi, Ken Ishii, Hiroshi Fure, Yoji Date, Yoshihito Ohta, Shoichi Aoki, John S. Rigby and Tadashi Onodera were re-elected, and Mr. Hiroto Mizobata was newly elected and all of them assumed office as Directors, as proposed by the Company.

Proposal 3     Election of One (1) Audit & Supervisory Board Member

Mr. Yoshihiro Kano was re-elected and assumed office as Audit & Supervisory Board Member, as proposed by the Company.

Truly yours,

Goro Yamaguchi
President and Representative Director
KYOCERA Corporation

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Attachment to Notice of Resolution

Management Structure

The management structure of the Company as of June 24, 2015 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Audit & Supervisory Board Members

Chairman of the Board and Representative Director	Tetsuo Kuba
Vice Chairman of the Board and Representative Director	Tatsumi Maeda
President and Representative Director	Goro Yamaguchi
Director	Ken Ishii
Director	Hiroshi Fure
Director	Yoji Date
Director	Yoshihito Ohta
Director	Shoichi Aoki
Director	John S. Rigby
Director	Tadashi Onodera
Director	Hiroto Mizobata
Full-time Audit & Supervisory Board Member	Yoshihiro Kano
Full-time Audit & Supervisory Board Member	Kouji Mae
Audit & Supervisory Board Member	Osamu Nishieda
Audit & Supervisory Board Member	Yoshinori Yasuda
Audit & Supervisory Board Member	Nichimu Inada
Audit & Supervisory Board Member	Yasunari Koyano

Note 1:	Of Directors, Messrs. Tadashi Onodera and Hiroto Mizobata are Outside Directors.
Note 2:	Of Audit & Supervisory Board Members, Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members.

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Title	Name
Executive Officers

President and Executive Officer	Goro Yamaguchi
Senior Managing Executive Officer	Ken Ishii
Senior Managing Executive Officer	Hiroshi Fure
Senior Managing Executive Officer	Yoji Date
Managing Executive Officer	Yoshihito Ohta
Managing Executive Officer	Shoichi Aoki
Senior Executive Officer	Yoshiharu Nakamura
Senior Executive Officer	Junichi Jinno
Senior Executive Officer	Setsuo Sasaki
Senior Executive Officer	Shigeru Koyama
Senior Executive Officer	Koichi Kano
Executive Officer	Hiroyuki Yamashita
Executive Officer	Hironao Kudo
Executive Officer	Hideo Yoshida
Executive Officer	Masahiro Inagaki
Executive Officer	Hiroshi Funatogawa
Executive Officer	Shigeaki Kinori
Executive Officer	Kazuyuki Nada
Executive Officer	Toshihide Koyano
Executive Officer	Yuji Goto
Executive Officer	Masaharu Goto
Executive Officer	Masaki Iida
Executive Officer	Takashi Sato
Executive Officer	Masaaki Itoh
Executive Officer	Robert E. Whisler
Executive Officer	Takashi Kuki
Executive Officer	Hideo Tanimoto
Executive Officer	Takashi Okunosono
Executive Officer	Masayuki Saito

Note:	Messrs. Takashi Kuki, Hideo Tanimoto, Takashi Okunosono and Masayuki Saito were newly elected as Executive Officers as of April 1, 2015.

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